SQUIRE, SANDERS & DEMPSEY L.L.P. 14th Floor 8000 Towers Crescent Drive Tysons Corner, VA 22182-2700 Office: +1.703.720.7800 Fax: +1.703.720.7801 Direct Dial:+1.703.720.7890 jmaiwurm@ssd.com

December 8, 2006

John Reynolds, Assistant Director
Jay Williamson, Attorney-Advisor
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:                               Federal Services Acquisition Corporation (“FSAC”)
Amendment No. 3 to Proxy Statement on Schedule 14A
File No. 000-51552

Dear Mr. Reynolds and Mr. Williamson:

On behalf of Federal Services Acquisition Corporation (“FSAC”), we hereby supplement the response to comment 5 of your letter dated December 1, 2006 setting forth comments on the above-referenced Amendment No. 3 to Proxy Statement on Schedule 14A.

This supplemental response letter has been filed via EDGAR, tagged as “CORRESP.”

Note B - Discontinued Operations

Pyramid, F-13

5.                                       We reviewed your revised disclosure in response to our prior comment 21. Your response did not address how you reached your conclusions based on SFAS 144 and EITF 03-13, thus the comment will be reissued. Justify how your accounting treatment (i.e. reported as discontinued operations and assets held for sale) is consistent with the accounting principles set forth in SFAS 144. In your response specifically address how you considered paragraphs 27, 28, 41 and 42 of SFAS 144 and EITF 03-13.

John Reynolds	SQUIRE, SANDERS & DEMPSEY L.L.P.
Jay Williamson
December 8, 2006
Page 2

Supplemental Response:   The following confirms and supplements the content of the telephone conference call held with the Staff on the morning December 8, 2006.

As ATS previously advised the Staff, the Pyramid business unit was established to provide consulting services and proprietary software to certain federal and state public safety agencies.  Although a considerable amount of capital had been expended to market and sell Pyramid’s product and services, ATS had limited success in penetrating this market.  Management had several discussions during fiscal year 2005 regarding abandoning this business unit.  Ultimately in January 2006, upon completion of the last significant Pyramid project, management decided to discontinue the unit’s operations.

The decision to discontinue the business unit had several significant operating consequences as follows:

•                  All further efforts to market the Pyramid product ceased.

•                  No new versions of the Pyramid product are being developed, nor are any updates contractually required to be provided or developed.

•                  There are no staff dedicated to the Pyramid product.  Those who satisfy the minimal ongoing obligations related to the Pyramid product, described below, spend the majority of their time delivering other products and services.

•                  There were no significant disposal costs, such as impairment charges on assets, associated with the abandonment of the Pyramid business unit.  There were no significant long-lived assets associated with the Pyramid business unit on the balance sheet at the date of the disposal.  Tangible long-lived assets, such as computer equipment and furniture, were insignificant to the operations of Pyramid.  The business was primarily based upon the intellectual property (i.e., proprietary software) and consulting services surrounding the software applications.  As previously disclosed to the Staff, the cost of the software was appropriately expensed as R&D as incurred since there were minimal development costs incurred subsequent to establishing technical feasibility.

John Reynolds	SQUIRE, SANDERS & DEMPSEY L.L.P.
Jay Williamson
December 8, 2006
Page 3

•                  The only remaining obligation that ATS has relating to the Pyramid business unit is maintenance support for two customers.  Aside from these two customers, as to which ATS had binding contractual obligations as of the date of discontinuance, ATS is not providing, and has refused to provide, any support for the Pyramid product.  Some Pyramid customers have requested contract extensions; these requests have been denied.  The ongoing operations of the Pyramid business unit are limited essentially to a part-time emergency “help desk” function for the two remaining customers in a wind-down state.  ATS receives infrequent calls under the wind-down maintenance contracts.

•                  One of the remaining maintenance contracts is with a department of the U.S. federal government, and it will expire in September 2007.  The other, with a provider of services to a state, involved a commitment, entered into at the time of the original transaction, to provide maintenance for a period of five years.  That obligation remains in effect until February 2010.  At the end of the existing contractual obligations with respect to these two customers, the Pyramid business unit will cease providing services and will not extend the existing maintenance commitments.

In evaluating whether the Pyramid unit should be treated as a discontinued operation, ATS management evaluated the guidance set forth in SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS No. 144), and EITF 03-13 “Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations”(EITF 03-13).  With respect to this guidance, ATS advises the Staff as follows:

•                  Pyramid was a discrete operating unit of ATS.  In this regard, the cashflows and operating results were clearly distinguishable from the rest of the organization, consistent with the guidance set forth in paragraph 41 of SFAS No 144.

•                  All material cashflows from this business unit have been eliminated from ongoing operations, and ATS has not had any significant continuing involvement in these operations since the decision to abandon in January 2006.

•                  ATS management has evaluated the remaining cashflows related to the maintenance support contracts against the guidance set forth in EITF 03-13 and has concluded that the discontinued operations treatment is appropriate as the gross cash inflows of approximately $70-80,000 per year, and gross cash outflows of approximately $20,000 per year, are not significant to the abandoned Pyramid business unit.  The insignificance of the continuing estimated ongoing cash inflows and outflows as compared to the discontinued business unit is demonstrated by the fact that the estimated

John Reynolds	SQUIRE, SANDERS & DEMPSEY L.L.P.
Jay Williamson
December 8, 2006
Page 4

ongoing annual cash inflows and outflows of the Pyramid business unit are clearly immaterial to the business unit’s historical revenues and expenses as set forth below:

Estimated Ongoing	Historical Revenues
Annual Cash Inflows	FY 2005	FY 2004
$70-80,000	$1,848,989	$1,996,935

Estimated Ongoing	Historical Expenses
Annual Cash Outflows	FY 2005	FY 2004
$20,000	$4,401,353	$4,053,561

•                  The only assets classified as held for disposal are accounts receivable generated by the Pyramid business unit, which are considered by management to be appropriately classified.

Based on the foregoing, ATS respectfully submits that there is no significant continuing involvement within the meaning of paragraphs 9-11 of EITF 03-013.

In addition to the advice of ATS as set forth above, on behalf of FSAC, we hereby confirm that, following the closing of the acquisition referred to in the proxy statement, FSAC has no intention of changing the discontinued status of the Pyramid business unit.

We appreciate the Staff’s attention to the Proxy Statement and the opportunity to provide the foregoing responses to the Staff’s comments.  If you wish to discuss any of the foregoing responses to your comments, please call me at (703) 720-7890.

Very truly yours,

/s/ James J. Maiwurm

James J. Maiwurm*

cc:                                 Joel R. Jacks, Federal Services Acquisition Corporation
Brian Bhandari, Securities and Exchange Commission

*Admitted only in D.C., Maryland, New York and Ohio.